UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3

RULE 13e–3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

CRITICAL PATH, INC.

(Name of Issuer)

Critical Path, Inc.

General Atlantic Partners 74, L.P.

GapStar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GmbH Co. & KG

Campina Enterprises Limited

Cenwell Limited

Richmond CP LLC

Peter Kellner

Vectis-CP Holdings, LLC

CP Holdco, LLC

CP Merger Co.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674 V506

(CUSIP Number of Class of Securities)

Mike Plumleigh

Vice President and General Counsel

42-47 Lower Mount Street

Dublin 2, Ireland

(415) 541-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gregg Vignos, Esq. Paul, Hastings, Janofsky & Walker LLP 55 Second Street San Francisco, CA 94105 (415) 856-7000	Douglas A. Cifu, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3436

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,933,784.41	$90.07

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (Set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee was determined based upon the sum of (A) 28,719,360 shares of Common Stock multiplied by $0.102 per share and (B) options to purchase 209,985 shares of Common Stock with exercise prices at or below $0.102 multiplied by $0.021 per share (which is the difference between $0.102 and the weighted average exercise price per share).

**	In accordance with Rule 0–11(b) promulgated under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00003070 by the sum of the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$90.07

Form or Registration No.:	Schedule 14A

Filing Party:	Critical Path, Inc.

Date Filed:	December 26, 2007

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to Rule 13e–3 Transaction Statement on Schedule 13E–3, together with the exhibits hereto (the “Transaction Statement”), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Critical Path, Inc., a California corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e–3 transaction under a potential interpretation of Rule 13e–3 promulgated under the Exchange Act; (2) General Atlantic Partners 74, L.P., a Delaware limited partnership (“GAP 74”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestment Partners II, L.P., a Delaware limited partnership (“GAPCO”), and GAPCO GmbH & Co. KG, a German limited partnership (“KG” and, together with GAP 74, GapStar and GAPCO, the “General Atlantic shareholders”); (3) Campina Enterprises Limited, a British Virgin Islands corporation (“Campina”), and Cenwell Limited, a British Virgin Islands corporation (“Cenwell” and, together with Campina, the “CKH shareholders”); (4) Richmond CP LLC, a Delaware limited liability company (“Richmond CP”), and Peter Kellner; (5) Vectis-CP Holdings, LLC, a Delaware limited liability company (“Vectis”); (6) CP Holdco, LLC, a Delaware limited liability company (“Parent”), which is owned and controlled by the General Atlantic shareholders, the CKH shareholders and Richmond CP; and (7) CP Merger Co., a California corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company, the General Atlantic shareholders, the CKH shareholders, Richmond CP, Peter Kellner, Vectis and Parent, the “filing parties”).

The information contained in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on March 21, 2008 (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Transaction Statement concerning the filing parties has been provided by the respective filing parties and all information concerning the Company has been provided by the Company. No filing party takes responsibility for the accuracy of any information not supplied by such filing party.

The filing of this Transaction Statement shall not be construed as an admission by any of the filing parties or by any of their respective affiliates that the Company is “controlled” by any of the filing parties or that any of the filing parties is an “affiliate” of the Company within the meaning of Rule 13e–3 promulgated under Section 13(e) of the Exchange Act.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M–A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

On April 21, 2008, at a special meeting of the Company’s shareholders, the shareholders voted to approve proposals (i) to adopt an amendment to the Company’s existing amended and restated articles of incorporation (the “existing articles” and the existing articles as amended and restated, the “second amended and restated articles”) to provide for a 70,000-to-1 reverse stock split of the Company’s Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series E preferred stock”), (ii) to adopt an amendment to the existing articles to provide for the conversion of the Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series D preferred stock”), and Series E preferred stock into shares of the Company’s common stock, par value $0.001 per share (the “common stock”), upon the election of holders of a majority of the outstanding shares of each such series to convert, (iii) to adopt an amendment to the existing articles to increase the number of authorized shares of common stock to 500,000,000, (iv) to adopt an amendment to the existing articles to permit shareholders to act by written consent, (v) to adopt an amendment to the existing articles to terminate the authorization to issue Series F Redeemable Convertible Preferred Stock, (vi) to adopt an amendment to the existing articles to provide that the merger of Merger Sub with and into the Company (the “merger”) pursuant to the Agreement and Plan of Merger, dated as of December 5, 2007, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of February 19, 2008 (the “merger agreement”), by and among the Company, Parent and Merger Sub, and the recapitalization described in the Proxy Statement (the “recapitalization” and, together with the merger, the “transactions”) do not constitute a change of control for purposes of the second amended and restated articles, (vii) to adopt the second amended and restated articles as a whole, (viii) to adopt the merger agreement and approve the merger and (ix) to adjourn the special meeting, if necessary, to solicit additional proxies for the adoption of the second amended and restated articles and the adoption of the merger agreement and approval of the merger.

On April 29, 2008, the Company filed the second amended and restated articles and an Agreement of Merger with the California Secretary of State, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation. Subsequently, pursuant to the second amended and restated articles, the Company consummated (i) a 70,000-to-1 reverse stock split of the Series E preferred stock and the cashing out of all of the fractional shares of the Series E preferred stock resulting from such reverse stock split on an as converted to common stock basis at a per share price equal to $.102 (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassification of the common stock) plus the contingent litigation recovery right provided for in the merger agreement (without interest and less any applicable withholding of taxes), (ii) the conversion of all of the Series D preferred stock and Series E preferred stock outstanding following the reverse stock split and (iii) the exchange of all of the Company’s outstanding 13.9% promissory notes due June 30, 2008 (the “13.9% notes”) for shares of common stock at a per share price equal to $.102 pursuant to the terms of the Note Exchange Agreement, dated as of December 5, 2007, by and among the Company and the holders of all of the Company’s outstanding 13.9% notes.

As a result of the merger, the Company’s common stock became eligible for termination of registration pursuant to Rule 12g-4 and Rule 12h-3 promulgated under the Exchange Act. Accordingly, on April 29, 2008, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission to suspend its reporting obligation with respect to the common stock pursuant to the Exchange Act.

ITEM 16.	EXHIBITS.

Regulation M–A Item 1016

(a)(1)	Not applicable.

(a)(2)(i)	Copy of letter to shareholders from Mark J. Ferrer (incorporated herein by reference to the definitive proxy statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on March 21, 2008 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(a)(5)(i)	Press release issued by the Company on December 5, 2007 announcing the signing of the Merger Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 6, 2007).

(a)(5)(ii)	Information contained under Item 1.01 and Item 8.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2008 (which information is incorporated herein by reference to such Current Report on Form 8-K).

(a)(5)(iii)	Press release issued by the Company on March 12, 2008 announcing the record date for the special meeting of shareholders (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 12, 2008).

(a)(5)(iv)	Press release issued by the Company on April 22, 2008 announcing the result of the shareholder vote (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 23, 2008).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Oppenheimer & Co., Inc. to the Special Committee of the board of directors of Critical Path, dated November 19, 2007 (incorporated herein by reference to Annex F to the Proxy Statement).

(c)(2)	Presentation to the Special Committee of the board of directors of Critical Path, dated November 19, 2007.*†

(d)(1)	Agreement and Plan of Merger, dated December 5, 2007, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated February 19, 2008, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated by reference to Annex B to the Proxy Statement).

(d)(3)	Voting Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited, Cenwell Limited, Dragonfield Limited, Lion Cosmos Limited, Richmond CP LLC, Richmond I, LLC, Richmond III, LLC, Peter Kellner, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner, Vectis-CP Holdings, LLC, Ace Paragon Holdings Limited and Crosslink Crossover Fund IV, L.P. (incorporated herein by reference to Annex C to the Proxy Statement).

(d)(4)	Note Exchange Agreement, dated December 5, 2007, by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited and Richmond CP LLC (incorporated herein by reference to Annex E to the Proxy Statement).

(d)(5)	Conversion and Contribution Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., Campina Enterprises Limited, Cenwell Limited, Richmond CP LLC, Peter Kellner, Richmond I, LLC, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner and Vectis-CP Holdings, LLC (incorporated herein by reference to Annex D to the Proxy Statement).

(f)	Chapter 13 of California Corporations Code (incorporated herein by reference to Annex G to the Proxy Statement).
(g)	None.

The Power of Attorney, dated January 3, 2007, appointing Thomas J. Murphy, Attorney-in-Fact for GAP Coinvestment Partners II, L.P., filed as Exhibit 1 to the Amendment No. 4 to the Schedule 13D filed on October 17, 2007, is hereby incorporated by reference.

*	Previously filed.
†	The financial projections included in this exhibit have been prepared by, and are the responsibility of, the Company’s management. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to this projected financial information, nor has any independent registered public accounting firm expressed any opinion or given any form of assurance on this projected financial information.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2008	CRITICAL PATH, INC.

	By:	/s/ James A. Clark
	Name:	James A. Clark
	Title:	Chief Financial Officer

GENERAL ATLANTIC PARTNERS 74, L.P.

	By:	General Atlantic LLC, Its general partner

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GAPSTAR, LLC

	By:	General Atlantic LLC, Its sole member

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GAP COINVESTMENT PARTNERS II, L.P.

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	A General Partner

GAPCO GMBH & CO. KG

	By:	GAPCO Management GmbH, Its general partner

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen Edmond
Name:	Ip Tak Chuen Edmond
Title:	Director

CENWELL LIMITED

By:	/s/ Ip Tak Chuen Edmond
Name:	Ip Tak Chuen Edmond
Title:	Director

RICHMOND CP LLC

By:	/s/ Peter B. Kellner
Name:	Peter B. Kellner
Title:	Managing Member

/s/ Peter B. Kellner
Peter B. Kellner

VECTIS-CP HOLDINGS, LLC

By:	Vectis Group, LLC, Its managing member

By:	/s/ Matthew T. Hobart
Name:	Matthew T. Hobart
Title:	Managing Member

CP HOLDCO, LLC

By:	/s/ Tom C. Tinsley
Name:	Tom C. Tinsley
Title:	President

CP MERGER CO.

By:	/s/ Tom C. Tinsley
Name:	Tom C. Tinsley
Title:	President

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Copy of letter to shareholders from Mark J. Ferrer (incorporated herein by reference to the definitive proxy statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on March 21, 2008 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(a)(5)(i)	Press release issued by the Company on December 5, 2007 announcing the signing of the Merger Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 6, 2007).

(a)(5)(ii)	Information contained under Item 1.01 and Item 8.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2008 (which information is incorporated herein by reference to such Current Report on Form 8-K).

(a)(5)(iii)	Press release issued by the Company on March 12, 2008 announcing the record date for the special meeting of shareholders (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on March 12, 2008).

(a)(5)(iv)	Press release issued by the Company on April 22, 2008 announcing the result of the shareholder vote (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 23, 2008).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Oppenheimer & Co., Inc. to the Special Committee of the board of directors of Critical Path, dated November 19, 2007 (incorporated herein by reference to Annex F to the Proxy Statement).

(c)(2)	Presentation to the Special Committee of the board of directors of Critical Path, dated November 19, 2007.*†

(d)(1)	Agreement and Plan of Merger, dated December 5, 2007, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated February 19, 2008, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated herein by reference to Annex B to the Proxy Statement).

(d)(3)	Voting Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited, Cenwell Limited, Dragonfield Limited, Lion Cosmos Limited, Richmond CP LLC, Richmond I, LLC, Richmond III, LLC, Peter Kellner, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner, Vectis-CP Holdings, LLC, Ace Paragon Holdings Limited and Crosslink Crossover Fund IV, L.P. (incorporated herein by reference to Annex C to the Proxy Statement).

(d)(4)	Note Exchange Agreement, dated December 5, 2007 by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited and Richmond CP LLC (incorporated herein by reference to Annex E to the Proxy Statement).

(d)(5)	Conversion and Contribution Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., Campina Enterprises Limited, Cenwell Limited, Richmond CP LLC, Peter Kellner, Richmond I, LLC, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner and Vectis-CP Holdings, LLC (incorporated herein by reference to Annex D to the Proxy Statement).

(f)	Chapter 13 of California Corporations Code (incorporated herein by reference to Annex G to the Proxy Statement).

(g)	None.

The Power of Attorney, dated January 3, 2007, appointing Thomas J. Murphy, Attorney-in-Fact for GAP Coinvestment Partners II, L.P., filed as Exhibit 1 to the Amendment No. 4 to the Schedule 13D filed on October 17, 2007, is hereby incorporated by reference.

*	Previously filed.
†	The financial projections included in this exhibit have been prepared by, and are the responsibility of, the Company’s management. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to this projected financial information, nor has any independent registered public accounting firm expressed any opinion or given any form of assurance on this projected financial information.